GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP COMPLETES ACQUISITION OF PROBE MINES LIMITED

Vancouver, British Columbia, March 13, 2015 – GOLDCORP INC. (TSX: G, NYSE: **GG)** today announced the completion of the previously announced acquisition of Probe Mines Limited ("Probe").

Probe's principal asset is the 100%-owned Borden Gold project located near Chapleau, Ontario, approximately 160 kilometers west of Goldcorp's Porcupine mine. The highly-prospective Borden Gold project currently has reported underground constrained indicated resources of 1.6 million ounces of gold (9.3Mt @ 5.39g/t) and inferred resources of 0.4 million ounces of gold (3Mt @ 4.37g/t) at a 2.5g/t gold cut-off grade. The deposit remains open down plunge. The deposit is located within a large land package comprising 70 kilometers of contiguous claims in a geologic setting not previously thought to host gold deposits.

"The acquisition of Probe and the Borden Gold project is consistent with Goldcorp's ongoing strategy of enhancing our portfolio by providing a new source of low-cost, high quality gold production for our Porcupine mine thereby leveraging the important investments we have already made in people, infrastructure and stakeholder partnerships," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "In addition, Borden is a new discovery that remains open, and is located in a very prospective new district. We look forward to immediately advancing exploration efforts in this area."

Probe shareholders overwhelmingly voted in favour of the plan of arrangement pursuant to which they were issued 13,264,133 Goldcorp common shares and 31,368,363 common shares (the "Probe Metals Shares") in Probe Metals Inc. ("Probe Metals"), a new exploration company containing Probe's mineral properties in the Ring of Fire in

Northern Ontario, as well as C$15 million in cash and certain other assets currently owned by Probe. The Probe Metals Shares are expected to commence trading on the TSX Venture Exchange ("TSXV") on or about March 17, 2015 under the ticker symbol "PRB". Goldcorp now owns 6,177,846 Probe Metals Shares, or 19.7% of the outstanding Probe Metals Shares, and looks forward to supporting Probe Metals in the execution of its business plan. A copy of the early warning reports filed by Goldcorp in connection with the purchase of the Probe Shares and the Probe Metals Shares will be available on the SEDAR website at www.sedar.com under Probe's and Probe Metals' profiles, respectively, or by contacting Goldcorp at the number shown below.

About Goldcorp Inc.

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Probe to Goldcorp, the timing of de-listing of the Probe Shares and trading of the Probe Metals Shares , the development of the Borden project, future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated timing for delisting of the Probe Shares and listing and trading of the Probe Metals Shares, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the Goldcorp and Probe Metals to receive, in a timely manner, the regulatory approvals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, the risk that the Probe Share may not be delisted and the Probe Metals Shares may not begin trading when planned, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the Probe Shares may not be de-listed and the Probe Metals Shares may not begin trading when planned; the benefits expected from the arrangement not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com